NOTICE
NATIONAL INSTRUMENT 51-102
CHANGE IN CORPORATE STRUCTURE

This notice is provided pursuant to the requirements of Sections 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

Item 1:	Names of the Parties to the Transaction

Merus International Labs Inc. (“Merus”);

Envoy Capital Group Inc. (“Envoy”);

Item 2:	Description of the Transaction

Merus and Envoy entered into a definitive arrangement agreement on November 10, 2011 whereby Envoy and Merus will amalgamate to form a new company to be called Merus International Labs Inc. (“Amalco”) pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Effective December 19, 2011, Envoy and Merus have amalgamated to form Amalco. Holders of common shares of Merus (each, a “Merus Share”) received one common shares of Amalco (each, an “Amalco Share”) for every four Merus Share held and holders of common shares of Envoy (each, an “Envoy Share”) received one Amalco Share for every Envoy Share held.

Details with respect to the arrangement were disclosed in a joint management information circular dated November 10, 2011 (the “Circular”) is filed on www.sedar.com in connection with meetings held on December 9, 2011 to approve the Arrangement and various matters in connection with the Arrangement.

Item 3.	Effective Date of the Transaction

December 19, 2011

Item 4.	Names of Each Party That Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

Amalco will be reporting in BC, Alberta, Manitoba, Saskatchewan, Ontario, Quebec, New Brunswick and Prince Edward Island.

Item 5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

September 30, 2012

Item 6.	Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed For The Reporting Issuer’s First Financial Year Subsequent To The Transaction

Financial Statements	Period Ended	Comparative Period Ended
Interim	December 31, 2011	December 31, 2011
Interim	March 31, 2012	March 31, 2012
Interim	June 30, 2012	June 30, 2012
Annual	September 30, 2012	September 30, 2012

Item 7.	Documents Which Were Filed Under National Instrument 51-102 that Describe the Transaction and Where Those Documents Can Be Found In Electronic Format

Merus and Envoy joint Management Information Circular filed on SEDAR on November 11, 2011.

Merus and Envoy joint news releases filed on SEDAR November 11, 2011 and December 8, 2011.